

10027590

/MISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 07813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/09___ AND ENDING___12/31/09___

              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rollover Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4135 South Stream Blvd, Ste 500

(No. and Street)

Charlotte	NC	28217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Spencer Williams   (704) 295-1131

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC

(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd	Charlotte	NC	28211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____J. Spencer Williams_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Rollover Securities, LLC_____ , as

of _____December 31_____ , 20 __09__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

ROLLOVER SECURITIES, LLC

Statement of Financial Condition

December 31, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response......12.00

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rollover Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___4135 South Stream Blvd, Ste 500___
(No. and Street)

___Charlotte___	___NC___	___28217___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Karen Gendron___   ___(603) 772-2842___
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Dixon Hughes PLLC___
(Name – *if individual, state last, first, middle name*)

___6525 Morrison Blvd___	___Charlotte___	___NC___	___28211___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Karen Gendron_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Rollover Securities, LLC_____ , as of ____December 31_____ , 20__09____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
        x

Table of Contents



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
Rollover Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Rollover Securities, LLC, (the "Company"), a wholly-owned subsidiary of RolloverSystems, LLC., as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rollover Securities, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Charlotte, North Carolina
February 16, 2010

1

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

ROLLOVER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION – Confidential Treatment Requested
DECEMBER 31, 2009

ASSETS

Cash	$	143,983
Due from Parent (net)		23,042
Prepaid Expenses		68,483
TOTAL ASSETS	$	235,508

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$	4,662
Salaries & Wages Payable		45,347
TOTAL LIABILITIES		50,009
MEMBER'S EQUITY		185,499
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	235,508

See notes to financial statement.

ROLLOVER SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT – Confidential Treatment Requested
FOR THE YEAR ENDED DECEMBER 31, 2009

1. **SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

   Operations – Rollover Securities, LLC (the "Company"), a wholly owned subsidiary of Rollover Systems, LLC (the "Parent"), is a limited liability company that operates as a registered broker dealer. As a registered broker dealer, the Company's principal business is the distribution and servicing of mutual fund-based Individual Retirement Accounts to individual customers that choose to move their qualified savings from a 401(k) or other defined contribution plan into an IRA. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Agency ('FINRA') (formerly the National Association of Security Dealers).

   Estimates – The preparation of the financial statement in conformity with accounting principles general accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, the actual amounts could differ from those estimates.

   Cash – The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. At December 31, 2009, the Company's cash deposits did not exceed the FDIC insured limits.

   Income Taxes – As a limited liability company, the Company's taxable income or loss is allocated to the members in accordance with the operating agreement and is reflected in their income taxes; accordingly, the accompanying financial statement does not reflect a provision or liability for federal and state income taxes. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2009.

   Subsequent Events – The Company evaluated the effect subsequent events would have on the financial statement through February 16, 2010, which is the date the financial statement was available to be issued.

2. **NET CAPITAL REQUIRMENTS**

   The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $93,974, which was $68,974 in excess of its required net capital of $25,000. The Company had $50,009 in aggregate indebtedness at December 31, 2009 and a net capital ratio of .53 to 1.

ROLLOVER SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT – Confidential Treatment Requested
FOR THE YEAR ENDED DECEMBER 31, 2009

3. **RELATED PARTY TRANSACTIONS**

The Company's primary purpose is to process certain transactions initiated by the Parent that require the services of a registered broker-dealer. These services can range from providing education regarding an individual's product choices, investment choices, or servicing options to helping investors consolidate assets into retirement products, as well as moving assets from qualified retirement plans to individual retirement products. As of December 31, 2009, $23,042 was due from the Parent.